UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50
55129 Mainz
Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Entry into a Material Definitive Agreement

On January 4, 2022, we entered into a Technology Rights Agreement (the “Agreement”) with Socpra Sciences Santé Et Humaines S.E.C. (“TTS”) to access a portfolio of novel mRNA biomarkers owned by TTS for potential integration into ColoAlert, our detection test for colorectal cancer (“CRC”).

Under the terms of the Agreement, we have the unilateral option to license the exclusive, global rights to five gene expression biomarkers developed at the Université de Sherbrooke which have demonstrated a potentially high degree of effectiveness in detecting CRC lesions including advanced adenomas, a type of pre-cancerous polyp often attributed to this deadly disease.

Other Events

On January 5, 2022, we issued a press release announcing the Agreement. A copy of the press release is attached as Exhibit 99.1 hereto.

Exhibits

Exhibit No.	Exhibit

99.1	Press Release, dated January 5, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MAINZ BIOMED N.V.

Date: January 6, 2022	By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title:	Chief Financial Officer

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